UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-46341

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2025** AND ENDING **12/31/2025**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **The Strategic Alliance Corporation**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

132 North First Street

(No. and Street)

Albemarle	**NC**	**28001**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Misty Thornburg	**704/983-5959**	mthornburg@uwharrie.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis Mazars, LLP

(Name – if individual, state last, first, and middle name)

4350 Congress Street Suite 900	**Charlotte**	**NC**	**28209**
(Address)	(City)	(State)	(Zip Code)

10/16/2003	**686**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christy D. Stoner, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of The Strategic Alliance Corporation, as of 12/31/, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President/CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

THE STRATEGIC ALLIANCE CORPORATION

FINANCIAL REPORT

Years Ended December 31, 2025 and 2024

Table of Contents

Forvis Mazars, LLP
4350 Congress Street, Suite 900
Charlotte, NC 28209
P 704.367.7020 | **F** 704.367.7760
forvismazars.us



Report of Independent Registered Public Accounting Firm

Audit Committee and Board of Directors of Uwharrie Capital Corp and its wholly-owned subsidiary,
The Strategic Alliance Corporation
Albemarle, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Strategic Alliance Corporation (the "Company") a wholly-owned subsidiary of Uwharrie Capital Corp, as of December 31, 2025 and 2024, the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule 1 – Computation of Aggregate Indebtedness and Net Capital and Net Capital Under rule 15c3-1 and Schedule 2 – Additional Notes has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Forvis Mazars, LLP

We have served as the Company's auditor since 1996
Charlotte, North Carolina
March 2, 2026

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF FINANCIAL CONDITION
December 31, 2025 and 2024

	2025	2024
ASSETS		
Cash and cash equivalents	$ 1,127,437	$ 979,158
Due from affiliates (Note C)	34,371	50,469
Cash surrender value of life insurance	660,658	649,211
Prepaid expenses	48,642	51,745
Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $43,057	-	-
Total assets	$ 1,871,108	$ 1,730,583
LIABILITIES		
Accounts payable and accrued liabilities	$ 264,192	$ 271,483
Due to affiliates (Note C)	20,280	17,155
Total liabilities	284,472	288,638
STOCKHOLDER'S EQUITY		
Common stock, $1.00 par value: 10,000,000 shares authorized; 1,184,561 shares issued and outstanding	1,184,561	1,184,561
Additional paid-in capital	945,439	945,439
Accumulated deficit	(543,364)	(688,055)
Total stockholder's equity	1,586,636	1,441,945
Total liabilities and stockholder's equity	$ 1,871,108	$ 1,730,583

See accompanying notes to the financial statements.

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF OPERATIONS
Years Ended December 31, 2025 and 2024

		2025		2024
Revenues				
Revenue share income	$	626,182	$	329,311
Management fee income (Note C)		120,489		99,275
Total revenue		746,671		428,586
Expenses				
Salaries and commissions		107,940		42,488
General and administrative		474,788		364,143
Total expenses		582,728		406,631
Operating income		163,943		21,955
Other Revenues				
Interest income		7,765		8,199
Other		11,447		11,586
Total other revenue		19,212		19,785
Income before income tax		183,155		41,740
Income tax expense		38,464		10,185
Net Income	$	144,691	$	31,555

See accompanying notes to the financial statements.

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2025 and 2024

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance, December 31, 2023	1,184,561	$1,184,561	$ 945,439	$ (719,610)	$ 1,410,390
Net income	-	-	-	31,555	31,555
Balance, December 31, 2024	1,184,561	$1,184,561	$ 945,439	$ (688,055)	$ 1,441,945
Net income	-	-	-	144,691	144,691
Balance, December 31, 2025	1,184,561	$1,184,561	$ 945,439	$ (543,364)	$ 1,586,636

See accompanying notes to the financial statements.

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2025 and 2024

	2025	2024
Cash flows from operating activities		
Net income	$ 144,691	$ 31,555
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation and amortization	-	908
Increase in cash surrender value of life insurance	(11,447)	(11,586)
Change in assets and liabilities:		
Decrease in due from affiliates	16,098	13,711
Decrease in prepaid expenses	3,103	11,345
Decrease in accrued expenses and accounts payable	(7,291)	(16,616)
Increase in due to affiliates	3,125	95
Net cash provided by operating activities	148,279	29,412
Net increase in cash and cash equivalents	148,279	29,412
Cash and cash equivalents, beginning of year	979,158	949,746
Cash and cash equivalents, end of year	$ 1,127,437	$ 979,158

See accompanying notes to the financial statements.

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Strategic Alliance Corporation (the Company) is a North Carolina corporation formed on May 1, 1989 for the purpose of conducting business as a broker-dealer in securities. The Company is wholly owned by Uwharrie Bank. On June 24, 1993, the Company's application for broker-dealer status was granted by the Securities and Exchange Commission (SEC). The Company was granted broker-dealer status by the National Association of Securities Dealers (NASD) on October 25, 1993. In 2007, NASD merged into the Financial Industry Regulatory Authority (FINRA), and the Company is now regulated by FINRA. The Company serves primarily individual and institutional customers throughout the State of North Carolina. The Company's membership agreement with FINRA was updated May 22, 2024.

The Company operates as a non-covered firm under the provisions of Footnote 74 to SEC Release 34-70073, and is therefore not subject to the remaining provisions of Rule 15c3-3. The Company is considered a non-clearing firm as, effective April 6, 2005, it began outsourcing substantially all of its brokerage services to Private Client Services (PCS), a broker-dealer registered with the Securities and Exchange Commission. The Company's business is limited to the aforementioned networking arrangement with PCS and the private placement of securities.

A summary of the Company's significant accounting policies follows:

Revenue and Expense Recognition

The Company's revenue share income consists of commissions received by the Company pursuant to a third-party brokerage agreement with PCS. Revenue share income and related expenses are recorded on a trade-date basis, as that is when the underlying financial instrument or purchaser is identified, pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Placement fees related to the Company's investment banking activities are recognized as revenue upon the successful closing of the transaction, as that is when the performance obligation is complete under the agreement and the revenue can be reasonably determined as consideration amounts are known and not subject to significant reversal. No placement fee income was received for the years ended December 31, 2025 and 2024.

Under an agreement with affiliates, the Company earns a management fee that is based on time spent by the Company's staff on paperwork, customer contact, execution of trades for each of the affiliates, and shared expenses, and is billed and recognized as revenue monthly.

Cash Equivalents

For purposes of the statement of financial condition, the Company defines cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less. Cash equivalents are carried at cost which approximates fair value. Substantially all of the balance in cash and cash equivalents are held at Uwharrie Bank, a related company. Balances held at Uwharrie Bank in excess of $250,000 are not insured by the Federal Deposit Insurance Corporation. Management monitors the funds on deposit and no loss has occurred or is expected to occur.

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives of three to seven years.

Income Taxes

The Company is a member of a group that files a consolidated tax return for federal income tax purposes. The Company files a separate unconsolidated tax return for state income tax purposes. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments for its allocated share of the consolidated income tax liability. This allocation approximates the increase or decrease in consolidated income taxes resulting from each member's taxable income or loss, computed at the effective tax rate of the consolidated group. The Company does not have any uncertain tax positions. The Company classifies interest and penalties related to income tax assessments, if any, in income tax expense in the statement of operations. Fiscal years ending on or after December 31, 2022 are subject to examination by federal and state tax authorities.

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures," which enhanced income tax disclosure requirements. Under the new guidance, entities must disclose additional information in specified categories for federal, state and foreign income taxes with respect to the reconciliation of the effective tax rate to the statutory rate (rate reconciliation). Greater detail is also required about individual reconciling items in the rate reconciliation to the extent the impact of those items exceeds a specified threshold. Additionally, the amendments require that entities must disaggregate income taxes paid, net of refunds received, for federal, state and foreign taxes and further disaggregate for specific jurisdictions to the extent the related amounts exceed a quantitative threshold. The quantitative threshold is equal to 5% or more of the amount determined by multiplying pretax income (loss) from continuing operations by the applicable statutory rate. ASU 2023-09 became effective for the Company on January 1, 2025. The Company has adopted the ASU on a prospective basis as presented in Note E.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company evaluated the effect subsequent events would have on the financial statements through March 2, 2026, which is the date the financial statements were issued.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital and minimum net capital requirements of $521,081 and $18,965, respectively. At December 31, 2024, the Company had net capital and minimum net capital requirements of $487,581 and $19,243, respectively. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was .55 to 1 and .59 to 1 at December 31, 2025 and December 31, 2024, respectively.

NOTE C - TRANSACTIONS WITH AFFILIATES

The Company provides management and administrative support services to an insurance agency, BOS Agency, Inc. ("BOS Agency"), and a registered investment advisor, Uwharrie Investment Advisors, Inc. ("UIA"), affiliated through common ownership. The Company receives management fees in exchange for these services. Management fee income amounted to $120,489 and $99,275 for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025 and 2024, amounts due the Company for such services were $9,549 and $8,025, respectively. As of December 31, 2025 and 2024, amounts due the Company for its allocation of income tax reduction as a result of the Company's inclusion in the consolidated tax return were $23,980 and $42,444, respectively.

The Company also receives management and administrative support services from Uwharrie Bank, which wholly owns the Company, and from UIA. The Company paid $92,200 and $78,955 in 2025 and 2024, respectively, and is included in the caption "General and administrative" in the accompanying statements of operations. The Company also collects revenues on behalf of BOS Agency and remits those revenues to the related insurance agency. As of December 31, 2025 and 2024, amounts due to our affiliates related to services provided by our affiliates and our affiliates' share of revenue streams were $20,279 and $17,155, respectively. The Company had cash held at Uwharrie Bank in the amounts of $1,029,136 and $884,136 at December 31, 2025 and 2024, respectively.

NOTE D – SEGMENT REPORTING

The chief operating decision maker ("CODM") of the Company is the chief executive officer. The CODM is responsible for allocating resources and assessing the performance of the Company and its operating segments. Segments are defined as components of an enterprise for which discrete financial information is available and evaluated regularly by the CODM. The Company has one reportable segment that provides broker-dealer services for individuals and institutional customers.

Net income is the primary measure of segment profit and loss reviewed by the CODM to assess business performance and resource allocation. Net Income is also used to review and approve the Company's operating budget and financial forecasts.

Net income is reported on the accompanying Statement of Operations, and the measure of segment assets is presented on the accompanying Statement of Financial Condition. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of accounting policies in Note A.

NOTE E – INCOME TAXES

Cash paid for income taxes, net of refunds, disaggregated by taxing jurisdiction is summarized in the following table for the year ended December 31, 2025.

	2025
Federal	$ 17,000
States	
North Carolina	3,000
Foreign	-
Total	$ 20,000

Pretax income is entirely related to domestic activities as the Company did not have any foreign operations.

The significant components of income tax expense from continuing operations for the years ended December 31, 2025 and 2024 are as follows:

	2025	2024
Current tax expense:		
Federal	$ 34,589	$ 9,060
State	3,875	500
Total	38,464	9,560
Deferred tax expense (benefit):		
Federal	-	646
State	-	(21)
Total	-	625
Net provision for income taxes from continuing operations	$ 38,464	$ 10,185

The Company did not have any income tax expense (benefit) in foreign jurisdictions.

The difference between the provision for income taxes and the amounts computed by applying the statutory federal income tax rate of 21% to income before taxes is summarized below in accordance with ASU 2023-09:

	2025	% of Pretax Income
Tax computed at the statutory federal rate	$ 38,463	21.00%
State income taxes, net of federal benefit [a]	3,061	1.67%
Nontaxable or nondeductible items		
Officers life insurance	(2,349)	-1.28%
Other	57	0.03%
Other adjustments	(768)	-0.42%
Provision for income taxes	$ 38,464	21.00%

[a] *State taxes in North Carolina make up the majority (greater than 50%) of the tax effect in this category.*

NOTE E – INCOME TAXES (Continued)

The difference between the provision for income taxes and the amounts computed by applying the statutory federal income tax rate of 21% to income before taxes is summarized below before the adoption of ASU 2023-09:

	2024
Tax computed at the statutory federal rate	$ 10,183
Increase (decrease) resulting from:	
State income taxes, net of federal benefit	378
Officers life insurance	(6,186)
Other	5,810
Provision for income taxes	$ 10,185

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company had no deferred tax assets or liabilities at December 31, 2025 and 2024.

SUPPLEMENTARY INFORMATION

THE STRATEGIC ALLIANCE CORPORATION
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
Years Ended December 31, 2025 and 2024

	2025	2024
Aggregate indebtedness		
Items included in statement of financial condition		
Accounts payable, accrued expenses and		
amounts due to affiliates	$ 284,472	$ 288,638
Minimum required net capital	$ 18,965	$ 19,243
Net capital		
Stockholder's equity	$ 1,586,636	$ 1,441,945
Deductions:		
Other receivables	10,391	8,025
Other assets	1,053,198	944,439
Furniture and equipment	-	-
Haircut on securities owned	1,966	1,900
Net capital	521,081	487,581
Minimum required net capital (the greater of $5,000		
or 2/3% of aggregate indebtedness)	18,965	19,243
Capital in excess of minimum requirement	$ 502,116	$ 468,338
Ratio of aggregate indebtedness to net capital	.55 to 1	.59 to 1

The above computations do not differ materially from the Company's computations, as shown in its FOCUS Reports Form X-17A-5, Part IIA, dated December 31, 2025 and 2024.

THE STRATEGIC ALLIANCE CORPORATION
ADDITIONAL NOTES
As of December 31, 2025

Computation for Determination of the Reserve Requirements under SEC Rule 15c3-3:

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073.

Information Relating to Possession or Control Requirements under SEC Rule 15c3-3:

The Company operates as a non-covered firm under the provisions of Footnote 74 to SEC Release 34-70073, and is therefore not subject to the remaining provisions of Rule 15c3-3.



Management's Assertions Regarding Exemption Provisions

March 2, 2026

The Strategic Alliance Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to (1) the private placement of securities; (2) direct participation programs and limited partnerships; (3) best efforts underwriter; and (4) broker or dealer involved in networking, kiosk or similar arrangement with a bank; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Strategic Alliance Corporation

By my signature below, I affirm that, to my best knowledge and belief, this Exemption report is true and correct.

/s/ Christy Stoner	3/02/2026
Christy Stoner President/CEO	Date

/s/ Misty Thornburg	3/02/2026
Misty Thornburg/Chief Compliance Officer	Date

Forvis Mazars, LLP
4350 Congress Street, Suite 900
Charlotte, NC 28209
P 704.367.7020 | F 704.367.7760
forvismazars.us



Report of Independent Registered Public Accounting Firm

Audit Committee and Board of Directors of Uwharrie Capital Corp and its wholly-owned subsidiary,
The Strategic Alliance Corporation
Albemarle, North Carolina

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) The Strategic Financial Alliance Corporation (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits it business activities exclusively to (a) private placement of securities; (b) direct participation programs and limited partnerships; (c) best efforts underwriter; and (d) broker or dealer involved in networking, kiosk or similar arrangement with a bank; and (3) the Company stated it did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

Forvis Mazars, LLP

Charlotte, North Carolina
March 2, 2026

Forvis Mazars, LLP
4350 Congress Street, Suite 900
Charlotte, NC 28209
P 704.367.7020 | F 704.367.7760
forvismazars.us



Independent Registered Public Accounting Firm's Agreed-Upon Procedures Report on General Assessment Reconciliation (Form SIPC-7)

Audit Committee and Board of Directors of Uwharrie Capital Corp and its wholly-owned subsidiary,
The Strategic Alliance Corporation
Albemarle, North Carolina

We have performed the procedures included in Rule 17a-5(e)(4) under the *Securities Exchange Act of 1934* and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of The Strategic Financial Alliance Corporation (the "Company"), a wholly-owned subsidiary of Uwharrie Capital Corp, is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. In addition, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

Forvis Mazars, LLP is an independent member of Forvis Mazars Global Limited

Audit Committee and Board of Directors of Uwharrie Capital Corp and its wholly-owned subsidiary,
The Strategic Alliance Corporation

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company, and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Forvis Mazars, LLP

Charlotte, North Carolina
March 2, 2026

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended   12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:
MEMBER NAME   *SEC No.*
THE STRATEGIC ALLIANCE CORPORATION   8-46341
For the fiscal period beginning _____1/1/2025_____ and ending __12/31/2025__

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)	$ 765,883.00
2	Additions:	
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
b	Net loss from principal transactions in securities in trading accounts.	
c	Net loss from principal transactions in commodities in trading accounts.	
d	Interest and dividend expense deducted in determining item 1.	
e	Net loss from management of or participation in the underwriting or distribution of securities.	
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.	
g	Net loss from securities in investment accounts.	
h	Add lines 2a through 2g. This is your **total additions**.	$ 0.00
3	Add lines 1 and 2h	$ 765,883.00
4	Deductions:	
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 329,115.00
b	Revenues from commodity transactions.	
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 11,428.00
d	Reimbursements for postage in connection with proxy solicitations.	
e	Net gain from securities in investment accounts.	
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
h	Other revenue not related either directly or indirectly to the securities business.	$ 139,701.00
	Deductions in excess of $100,000 require documentation	
5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income	
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)	
c	Enter the greater of line 5a or 5b	$ 0.00
6	Add lines 4a through 4h and 5c. This is your **total deductions**.	$ 480,244.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

7		Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 285,639.00
8		Multiply line 7 by .0015. This is your **General Assessment**.			$ 428.00
9		Current overpayment/credit balance, if any			$ 0.00
10		General assessment from last filed 2025 SIPC-6 or 6A		$ 180.00	
11	a	Overpayment(s) applied on all 2025 SIPC-6 and 6A(s)	$ 0.00		
	b	Any other overpayments applied	$ 0.00		
	c	All payments applied for 2025 SIPC-6 and 6A(s)	$ 180.00		
	d	Add lines 11a through 11c		$ 180.00	
12		**LESSER** of line 10 or 11d.			$ 180.00
13	a	Amount from line 8		$ 428.00	
	b	Amount from line 9		$ 0.00	
	c	Amount from line 12		$ 180.00	
	d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 248.00
14		Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15		**Amount you owe SIPC**. Add lines 13d and 14.			$ 248.00
16		Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-46341	DEA: FINRA	2025	Dec

MEMBER NAME THE STRATEGIC ALLIANCE CORPORATION
MAILING ADDRESS PO BOX 1517
ALBEMARLE, NC 28002
UNITED STATES

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

THE STRATEGIC ALLIANCE CORPORATION	Misty Thornburg
(Name of SIPC Member)	(Authorized Signatory)
2/27/2026	mthornburg@uwharrie.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.